Exhibit (a)(5)(M)
Central Vermont Public Service NEWS RELEASE For Immediate Release: April 12, 2006

Press Release of Final Results

              Rutland, VT, April 12, 2006 - Central Vermont Public Service Corp. (NYSE-CV) today announced that based on the final results of its offer to purchase up to 2,250,000 shares of its outstanding common stock at a price not greater than $22.50 and not less than $20.50 per share, which expired on April 5, 2006, it is purchasing 2,250,000 shares at $22.50 per share.

              Based on the final count by the depositary for the tender offer, 2,348,658 shares of common stock were properly tendered and not withdrawn at or below a price of $22.50 per share. Because the number of shares tendered at or below $22.50 per share exceeds the 2,250,000 shares the Company offered to purchase, CVPS has been informed by the depositary for the tender offer that the final proration factor for the tender offer is 95.7%, except that all the shares tendered from holders of less than 100 shares ("odd lots") will be purchased without proration. All shares tendered and delivered at prices at or below $22.50 which were not purchased after the application of the proration factor, a combined total of 98,658 shares, will be returned promptly to shareholders by the depositary.

              "Through the tender offer and repurchase, CVPS will return cash to stockholders who participated, rewarding their investment in the company, while increasing non-tendering stockholders' proportional interest in CVPS," CVPS President Bob Young said.

              Payment for the shares accepted for purchase will be done promptly by the depositary. As a result of completing the tender offer, CVPS has 10,051,915 shares of common stock outstanding.

              The depositary for the tender offer is American Stock Transfer & Trust Company. For questions and information, please contact the information agent for the tender offer, Morrow & Co., Inc., by calling (800) 607-0088.

              CVPS, founded in 1929, is Vermont's largest electric utility, serving more than 151,000 customers.